

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2018

<u>Via E-mail</u>
Mark Korb
Chief Financial Officer
Icagen, Inc.
4222 Emperor Blvd., Suite 350
Research Triangle Park
Durham, NC 27703

> **Re: Icagen, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **File No. 000-54748**

Dear Mr. Korb:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining